UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate

London EC2M 3TQ

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXPLANATORY NOTE

Issuance of 6.404% Senior Notes due 2029

On November 4, 2024, Marex Group plc (the “Company”) completed its previously announced public offering (the “Offering”) of $600,000,000 in aggregate principal amount of the Company’s 6.404% Senior Notes due 2029 (the “Notes”), pursuant to a selling agent agreement (the “Selling Agent Agreement”), dated October 30, 2024, among the Company and Barclays Capital Inc., Goldman Sachs & Co. LLC and Jefferies LLC, as joint book-runners and agents.

The Notes were issued pursuant to an Indenture, dated as of October 15, 2024 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 4, 2024 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and Citibank, N.A., as trustee. The Notes bear interest at a rate of 6.404% per year, payable in cash on May 4 and November 4 of each year, commencing on May 4, 2025. The interest payable on the Notes is subject to adjustment from time to time based on the credit ratings assigned by specific rating agencies to the Notes, as described in the Indenture. The Notes will mature on November 4, 2029. The Company intends to use the net proceeds from the sale of the Notes for working capital, to fund incremental growth and for other general corporate purposes.

The Company may redeem some or all of the Notes at any time or from time to time for cash (i) prior to October 4, 2029, at a certain “make-whole” redemption price (as set forth in the Indenture) and (ii) on or after October 4, 2029, at 100% of the principal amount of such Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date. Subject to certain limitations specified in the Indenture, if at any time 75% or more of the aggregate principal amount of the Notes originally issued have been redeemed or purchased by the Company and cancelled pursuant to the Indenture, the Company may redeem all of the remaining outstanding Notes at a redemption price equal to 100% of the principal amount of Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

If a “Change of Control Triggering Event” (as defined in the Indenture) occurs, holders may require the Company to make an offer, to the holders of the Notes, to repurchase all or any part of their Notes at a price of 101% of the then-outstanding principal amount of the Notes being repurchased, plus any accrued and unpaid interest to, but excluding, the date of repurchase.

The Notes are general senior unsecured obligations of the Company.

The Indenture contains customary covenants, such as maintenance of office or agency and payment of additional amounts . The Notes and the Indenture contain customary events of default, including failure to pay principal or interest, breach of covenants and certain bankruptcy events, all subject to terms, including notice and cure periods, as set forth in the Indenture.

The Notes were sold pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-282656), which was declared effective by the Securities and Exchange Commission (the “Commission”) on October 28, 2024, and the Company’s Registration Statement on Form F-1MEF (File No. 333-282911), as filed with the Commission on October 31, 2024, which became effective upon filing in accordance with Rule 462(b) under the Securities Act.

The foregoing description of the Selling Agent Agreement, the Base Indenture, the First Supplemental Indenture, the Notes and other documents relating to this transaction does not purport to be complete and is qualified in its entirety by reference to the full text of these securities and documents, forms or copies of which are attached as exhibits to this Current Report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K, in connection with the issuance of the Notes, pursuant to the Bank’s registration statement on Form F-1, as amended (File No. 333-282656) and Registration Statement on Form F-1MEF (File No. 333-282911).

Exhibit No.	Description

1.1	Selling Agent Agreement dated October 30, 2024

4.1	Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A. as trustee

4.2	First Supplemental Indenture, dated as of November 4, 2024, to the Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A. as trustee

4.3	Form of 6.404% Senior Notes due 2029 (included in Exhibit 4.2 above)

5.1	Opinion of Mayer Brown International LLP

5.2	Opinion of Mayer Brown LLP

23.1	Consent of Mayer Brown International LLP (included in Exhibit 5.1)

23.2	Consent of Mayer Brown LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: November 4, 2024